Exhibit 6

PROMISSORY NOTE

January 9, 2015

FOR VALUE RECEIVED, Ansonia Holdings, B.V., a Netherlands company Commercial Reg. No. 34108941 (“Maker”) hereby promises to pay to the order of Kirby Enterprises Inc. or its permitted transferees and assigns (“Payee”), in lawful money of the United States the principal sum of 31,549,531 Israeli shekels and converted to United States dollars at the Bank of Israel representative rate on the date hereof. The principal of this Note shall be due and payable on DEMAND at any time within 30 calendar days following the delivery of a demand notice to the Maker according to the contact information below.

No failure or delay by Maker or Payee in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any other rights or remedies provided by law.

No provision of this Note may be changed, modified, waived or terminated orally, but only by an agreement in writing signed by both the Maker and the Payee.

This Note shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to the conflicts or choice of laws principles thereof, and shall be binding upon the successors and assigns of Maker and inure to the benefit of Payee and Payee’s heirs, successors, endorsees and assigns.

This Note and all rights hereunder are transferable in whole or in part to any party by Payee.

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IN WITNESS WHEREOF, Maker has caused this Note to be duly executed under seal as of the date first written above.

ANSONIA HOLDINGS B.V.

BY:	/s/ Cyril Ducau

Name:	Cyril Ducau
Title:	Director